EXHIBIT 2
Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP
We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables below are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.
Reconciliation of Net Earnings

For the three months ended March 31
($ million, except share amounts) (unaudited)	2006	2005

Canadian GAAP — Earnings from continuing operations	413	479
Adjustments:
Deferred costs (a)	(3)	2
Employee future benefit costs (b)	(6)	(12)
Equity income (c)(e)	1	12
Gain on sale of CGI Group Inc. (CGI)(c)	76	—

United States GAAP — Earnings from continuing operations	481	481
Discontinued operations — United States GAAP (e)	1	—

United States GAAP — Net earnings	482	481
Dividends on preferred shares (d)	(18)	(21)

United States GAAP — Net earnings applicable to common shares	464	460

Other comprehensive earnings items
Change in currency translation adjustment	72	3
Change in unrealized gain (loss) on investments and derivative instruments (d)(f)	2	(8)

Comprehensive earnings	538	455

Net earnings per common share — basic
Continuing operations	0.50	0.50
Discontinued operations	—	—

Net earnings	0.50	0.50
Net earnings per common share — diluted
Continuing operations	0.50	0.50
Discontinued operations	—	—

Net earnings	0.50	0.50
Dividends per common share	0.33	0.33
Average number of common shares outstanding (millions)	920.5	926.2

Statements of Accumulated Other Comprehensive Loss(i)

	March 31	December 31
($ millions) (unaudited)	2006	2005

Currency translation adjustment	(1)	(73)
Unrealized gain on investments and derivative instruments (d)(f)	27	25
Additional minimum liability for pension obligations (b)	(1,305)	(1,305)

Accumulated other comprehensive loss	(1,279)	(1,353)

Reconciliation of Total Shareholders’ Equity (i)

	March 31	December 31
($ millions) (unaudited)	2006	2005

Canadian GAAP	14,363	14,721
Adjustments
Deferred costs (a)	(40)	(37)
Employee future benefits (b)	(1,466)	(1,460)
Goodwill (g)	63	63
Other	17	21
Gain on investments and derivative instruments (d)(f)	53	51

United States GAAP	12,990	13,359

Description of United States GAAP Adjustments
(a) Deferred Costs
Under Canadian GAAP, certain expenses, such as development and pre-operating costs, can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.
(b) Employee Future Benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP.
(c) Equity Income
Under Canadian GAAP, we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP, we account for our joint venture investments using the equity method. There is no impact on net earnings.
On January 12, 2006, CGI bought back 100 million of its Class A shares from us. Under Canadian GAAP, we accounted for our interest in CGI as a discontinued operation and realized a gain on disposition of $79 million. Under United States GAAP, we accounted for our investment in CGI using the equity method. An adjustment was made to reclassify the results of CGI from discontinued operations into continuing operations as equity income. We also realized a gain on disposition of $76 million under US GAAP purposes.

(d) Accounting for Derivative Instruments and Hedging Activities
Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, do not qualify for hedge accounting under United States GAAP. The change in the unrealized gain (loss) on derivative instruments that qualify for hedge accounting is reported in comprehensive earnings. The change in the fair value of derivative instruments that do not qualify for hedge accounting is reported in net earnings.
We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. Since the settlement, all of our derivative contracts qualify for hedge accounting. Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.
(e) Discontinued Operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.
(f) Change in Unrealized Gain (Loss) on Investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as available-for-sale under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive earnings, net of tax.
(g) Goodwill
Under Canadian GAAP and United States GAAP, goodwill created on business acquisitions and the purchase of non-controlling interest of subsidiaries is calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the net assets acquired or the fair value of the consideration given to be different. This will cause the resulting goodwill to be different.

(h) Accounting for Stock-Based Compensation
We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002. Under Statement of Financial Accounting Standards (SFAS) No. 123, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.
The table below shows compensation expense for stock options and pro forma net earnings using the Black-Scholes pricing model.

For the three months ended March 31 (unaudited)	2006	2005

Net earnings as reported	482	481
Compensation cost included in net earnings	3	6
Total compensation cost	(3)	(7)

Pro forma net earnings	482	480
Pro forma net earnings per common share (basic)	0.50	0.50
Pro forma net earnings per common share (diluted)	0.50	0.50

(i) Comparative Periods
We made corrections to prior periods related mainly to embedded derivatives and available-for-sale investments. We identified gains on embedded derivatives related to prior years that were previously not included in United States GAAP net earnings. In addition in 2005, we recognized unrealized gains on all available-for-sale investments through other comprehensive income including non-public companies. However, under FAS 115, only securities where the fair market value is readily determinable on a publicly traded exchange are marked to market. As a result of the above, we have decreased other comprehensive income by $110 million for the three months ended March 31, 2005, accumulated other comprehensive loss by $110 million at December 31, 2005 and United States GAAP shareholders’ equity by $84 million at December 31, 2005. These adjustments had no impact on United States GAAP net earnings in 2005 and 2006.